Exhibit 99.25

i-80 Gold Commences Large-Scale Drill Program at Getchell

Reno, Nevada, May 4, 2021 - i-80 GOLD CORP. (TSX:IAU) (“i-80”, or the “Company”) is pleased to announce that a large-scale drill program, with more than 20,000 metres of surface and underground drilling planned, has commenced at the Company’s Getchell Project (“Getchell” or “the Property”) in Nevada.

The Getchell Project hosts both open pit and underground resources and is strategically located proximal to Nevada Gold Mines’ Twin Creeks and Turquoise Ridge mines at the north end of the Battle Mountain-Eureka Trend at its intersection with the Getchell gold belt in Nevada. The resources at Getchell include 1.464 Million ounces of gold in the Measured and Indicated category and 0.646 Million ounces in the Inferred category.

The primary goal of the 2021 drill program is to advance the Pinson underground and open pit opportunities to production. Two underground drill rigs will be mobilized, once underground platforms are upgraded, focused on delineating sufficient resources for near-term development. Initial surface drilling will test near-surface mineralization for metallurgical purposes and open pit definition. The program will also include step-out drilling in an effort to grow mineral reserves and resources.

Matt Gili, President and Chief Operating Officer of i-80, commented: “Advancing the Getchell Property will be the Company’s primary focus for 2021, with a substantial drill program planned to support mine studies and expand our mineral resources on the property. The goal for our team this year will be to complete a PEA on the property as quickly as possible, which will drive our decision making and planning for an upgraded economic study once this year’s drill program is completed.”

The Getchell Project represents one of i-80’s three core land holdings in Nevada and is host to both open pit and underground resources. The Pinson project is host to a high-grade underground resource that includes 190,000 ounces of gold, Measured & Indicated (563,000 tonnes at 10.49 g/t Au) and 581,000 ounces Inferred (1,520,000 tonnes at 11.90 g/t), making it one of the highest-grade, and fully permitted gold deposits in North America. Permitting activities will be initiated in addition to drilling and metallurgical work on the open pit deposit area that hosts a Measured & Indicated resource of 1.275 M ounces of gold (20,460,000 tonnes at 1.95 g/t Au).

Tim George, PE, is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a Nevada-focused mining company with a goal of achieving mid-tier gold producer status. In addition to its producing mine, El Nino at South Arturo, i-80 is beginning to plan for future production growth through the potential addition of the Phases 1 & 3 projects at South Arturo and advancing an underground development program for the 100%-owned McCoy-Cove Property. i-80 is also completing the acquisition of the Getchell Project and will aggressively pursue the development of the Pinson underground and open pit opportunities.

For further information, please contact:

Ewan Downie - CEO

1.866.525.6450

Info@i80gold.com

www.i80gold.com

Certain statements in this release constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.